UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 001-35487

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ENGILITY MASTER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENGILITY HOLDINGS, INC.
3750 Centerview Drive
Chantilly, VA 20151

Engility Master Savings Plan

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”), which will be filed with the Department of Labor for the plan year ended December 31, 2014.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Engility Master Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Engility Master Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
McLean, Virginia
June 29, 2015

Engility Master Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013
(in thousands)

	2014	2013
Assets:
Investments, at fair value	$698,886	$559,043
Receivables:
Participant contributions	530	753
Other	1	11
Notes receivable from participants	7,003	6,693
Total receivables	7,534	7,457
Total assets	706,420	566,500
Adjustment from fair value to contract value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	(1,119)	(1,047)
Net assets available for benefits	$705,301	$565,453
See accompanying notes to the financial statements.

Engility Master Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2014
(in thousands)

Year Ended December 31, 2014
Additions:
Contributions:
Participant	$23,309
Rollovers	2,161
Total contributions	25,470
Investment income:
Interest and dividends	29,766
Net appreciation in fair value of investments	6,656
Total investment income	36,422
Interest income on notes receivable from participants	251
Total additions	62,143

Deductions:
Benefit payments	95,679
Administrative expenses	214
Total deductions	95,893

Net decrease	(33,750)

Transfer of assets in pursuant to plan merger	173,598

Net assets available for benefits, beginning of the year	565,453
Net assets available for benefits, end of the year	$705,301
See accompanying notes to the financial statements.

Engility Master Savings Plan
Notes to the Financial Statements

1.	Plan Description
General
The following description of the Engility Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Engility LLC (the “Company” or “Engility”), formerly known as Engility Corporation and currently a wholly owned subsidiary of Engility Holdings, Inc., established the Plan to provide retirement benefits to eligible employees of the Company. The Plan was adopted and effective June 29, 2012. The Benefit Plan Committee, which consists of members appointed by the Board of Directors of Engility Holdings, Inc., is responsible for the overall administration of the Plan and serves as the Plan Administrator.
The Plan is a defined contribution plan under Section 401(k) of the U.S. Internal Revenue Code (“IRC”) and is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds and investment alternatives, which are managed by Fidelity Management Trust Company (“FMTC”), as Trustee. Fidelity Workplace Services LLC provides record keeping services.
Effective December 31, 2014, the Dynamics Research Savings & Investment Plan merged into the Plan. All assets of Dynamics Research Savings & Investment Plan, totaling $173.6 million, were transferred directly to the Plan during December 2014.
Participant Contributions
Generally, an eligible Engility employee can participate in the Plan effective as of the date that such employee completes one hour of service with Engility, and may contribute from 1% to 25% of his or her total compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions from 1% to 50% of his or her total compensation up to the IRC limited catch-up contribution amount. Newly hired full-time employees of the Company will be deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on the first payroll period starting on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment election before the 60th day or increase or decrease the percentage elected at any time in accordance with the rules established under the Plan.
A participant may elect to increase, decrease, suspend or resume contributions at any time in accordance with the rules established under the Plan, with the election becoming effective within the next two payroll periods. The IRC limited the maximum amount an employee may contribute on a pre-tax basis in 2014 to $17,500 for participants under 50 years of age and $23,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. Participants have the option of investing their contributions in various investment options offered by the Plan, which include mutual funds, two common/collective trust funds, and the Engility Stock Fund which invests in the common stock of Engility Holdings, Inc. FMTC uses a stock purchase account (“SPA”) to house fractional shares of the Engility Stock Fund. SPA account balances are invested in the Fidelity Cash Reserves fund.
An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Benefit Plan Committee as the qualified default investment alternative (“QDIA”) until such time as the employee makes an alternative investment election. The QDIA for the Plan is currently the Fidelity Freedom Fund by Age.
Company Contributions and Vesting Provisions
Effective January 1, 2013, the Company discontinued matching contributions. participants who received Company contributions under the Plan on or after the Plan effective date vest in such contributions based on their period of employment with the Company as follows:

Completed Period of Service	Vested Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years or more	100%

Participants who were employees of Communications Holdings, Inc. ("L-3") on July 12, 2012, and became an employee of Engility on July 13, 2012, received vesting credit for their prior service with L-3. Participants of Engility or L-3 that are terminated and rehired within five years, with no more than a five year break in service time, receive full vesting credit for their prior service.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Plan’s earnings (losses), and may be charged with certain administrative expenses. Allocations are based on participant eligible earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined in the Plan document, plus one percent. The maximum term of a loan is five years, or thirty years if used to purchase a principal residence.
Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance. Defaulted loans are treated as either actual or deemed distributions depending on the participant’s eligibility at the time the default occurs. Participant loans at December 31, 2014, had interest rates ranging from 4.25% to 9.25%, maturing through 2044.
Benefit Payments
Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 70 1/2, at which time withdrawal is mandatory by April 1 of the following year. A participant who terminates employment with a vested account balance of $1,000 or less shall receive an immediate payment of the vested account balance.
A participant may withdraw after-tax contributions and rollovers at any time. A participant who has attained age 55 may withdraw his or her vested matching contribution and supplemental contribution. Also, a participant may withdraw pre-tax contributions before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in common/collective trust funds whose underlying investments are composed of fully benefit responsive investment contracts through The Fidelity Managed Income Portfolio - Class and Class 2 Funds (collectively “MIP”). The Statement of Net Assets Available for Benefits includes the MIP at fair value. The portion of the MIP’s related investment in fully benefit-responsive investment contracts is adjusted to contract value from fair value on the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Plan that are not traded in an active market.

Valuation of Investments
Investments are reported at fair value. The Plan's Administrator determines the Plan's valuation policies utilizing information provided by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by FMTC. Refer to Note 4 for additional information and disclosure provided for the fair value of the Plan’s investments.
Shares of Engility Holdings, Inc. common stock are valued at the last reported quoted market price per share on the last trading day of the year.
The MIP, common/collective trust fund investments, are stated at fair value with the related adjustment to contract value for fully benefit-responsive investment contracts. The beneficial interest in the net assets of the MIP is represented by units. The fair values of investments in the MIP are determined using Net Asset Value (“NAV”) provided by the administrator of the fund, and the MIP's audited financial statements. Issues and redemptions of units are recorded upon receipt of unit holder’s instructions based on the determined NAV per unit, which is determined daily. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2014 and 2013, there were no unfunded commitments for this fund.
There have been no changes in the methodologies used at December 31, 2014 and 2013. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.
Valuation of Notes Receivable
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued, unpaid interest.
Investment Transactions and Income
Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Forfeitures
Non-vested Company contributions are forfeited upon a participant’s five-year break in service or withdrawal of the participant’s vested balance, if earlier, and are used by the Company to pay Plan expenses. Forfeitures utilized to pay Plan expenses during 2014 were $193,000. At December 31, 2014 and 2013, forfeited non-vested account balances available to offset future Company contributions and Plan expenses totaled $6.0 million and $4.0 million, respectively.
Benefit Payments
Benefit payments are recorded when paid.
Plan Expenses
The Plan provides for the payment of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, from available forfeitures. Loan administration fees are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Accounting Pronouncement Pending
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) which amended the guidance for reporting investments in certain entities that calculate net asset value per share (or its equivalent) so that entities will no longer be required to categorize these investments in the fair value hierarchy or to provide the related fair value disclosures.  The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. Plan management is currently evaluating the impact this update will have on the Plan’s financial statements.
Risks and Uncertainties
The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the value of investments reported in the Statement of Net Assets Available for Benefits as of December 31, 2014.

3.	Investments
Investments, at fair value, that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013 are as follows (in thousands):

Fund	2014		2013
Dodge & Cox Stock Fund	$54,777		$46,350
Fidelity Blue Chip Growth Fund - Class K	$77,580		$31,922
Fidelity Diversified International Fund - Class K	$34,422	*	$31,339
Fidelity Freedom K 2020 Fund	$40,197		$36,136
Fidelity Freedom K 2025 Fund	$33,355	*	$30,223
Fidelity Freedom K 2030 Fund	$40,265		$35,215
Spartan 500 Index Institutional Class	$43,899		$35,884
T. Rowe Price Blue Chip Growth Fund	$31,625	*	$32,375
T. Rowe Price Small-Cap Stock Fund	$41,588		$47,732
Fidelity Managed Income Portfolio II - Class 2**	$67,674		$74,362

*	Investment did not comprise 5% or more of the Plan's net assets available for benefits as of the date indicated.

**	The contract value of the common/collective trust fund was $66.7 million and $73.3 million as of December 31, 2014 and 2013, respectively.
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

2014
Mutual Funds	$2,512
Common Stock	4,144
Net appreciation in fair value of investments	$6,656

4.	Fair Value Measurements
The Plan’s investments are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. Refer to Note 2 for additional information and disclosure provided for valuation of the Plan’s investments. Valuation measures may not be indicative of net realizable value. The three levels of the fair value hierarchy are described below.

Level 1
Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds and the Engility Stock Fund, whose fair values are derived from quoted market prices.

Level 2
Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets are common/collective trust funds which are valued based on the NAV of units of the common collective trust.

Level 3	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.
The asset or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
As of December 31, 2014, the Plan’s investments measured at fair value were as follows (in thousands):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds
Blended	$140,269	$—	$—	$140,269
Bond	61,517	—	—	61,517
Growth	31,625	—	—	31,625
International	34,422	—	—	34,422
Large Value	54,777	—	—	54,777
Mid Cap	27,690	—	—	27,690
Money Market	5,047	—	—	5,047
Small Cap	47,246	—	—	47,246
Target Date	201,701	—	—	201,701
Engility Stock Fund	17,009	—	—	17,009
Common/collective trust funds (a)	—	77,583	—	77,583
Total investments measured at fair value	$621,303	$77,583	$—	$698,886
 As of December 31, 2013, the Plan’s investments measured at fair value were as follows (in thousands):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds
Blended	$75,351	$—	$—	$75,351
Bond	48,859	—	—	48,859
Growth	32,375	—	—	32,375
International	31,339	—	—	31,339
Large Value	46,350	—	—	46,350
Mid Cap	6,912	—	—	6,912
Small Cap	50,388	—	—	50,388
Target Date	177,528	—	—	177,528
Engility Stock Fund	15,579	—	—	15,579
Common/collective trust fund (a)	—	74,362	—	74,362
Total investments measured at fair value	$484,681	$74,362	$—	$559,043
(a) The funds objective is to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The funds typically invest in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The funds also enter into wrap contracts issued by third-parties and invest in cash equivalents represented by shares in money market funds.

5.	Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 30, 2014, stating that the Plan is qualified under Section 401(k) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving this determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Plan Administrator believes it is not subject to income tax examinations prior to June 29, 2012, the Plan's inception date.

6.	Related-Party Transactions
Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by FMTC and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were approximately $75,000 for 2014.
The Plan’s interest in the Engility Stock Fund included 397,353 shares of Engility Holdings, Inc. common stock valued at $17.0 million at December 31, 2014. During 2014, the Plan purchased approximately 38,950 shares of Engility Holdings, Inc. common stock for $1.5 million and sold approximately 108,000 shares of Engility Holdings, Inc. common stock for $4.2 million.
The Plan’s interest in the Engility Stock Fund included 466,403 shares of Engility Holdings, Inc. common stock valued at $15.6 million at December 31, 2013.

7.	Termination Priorities
The Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

8.	Subsequent Events
On February 25, 2015, the Plan was amended with an effective date of January 1, 2015, to reinstate employer matching contributions at 100% of a participant's deferral up to 1.5% of his or her eligible compensation, to exclude part-time employees who are scheduled to work an average of less than 30 hours per week from participation in the matching contribution feature of the Plan, to clarify the definition of compensation, and to clarify that residents of Puerto Rico are not eligible to participate in the Plan.
The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were issued.

9.	Reconciliation of Financial Statements to Form 5500
The following table provides a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 (in thousands):

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$705,301	$565,453
Add: Adjustment from contract value to fair value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	1,119	1,047
Net assets available for benefits per the Form 5500	$706,420	$566,500
The following table provides a reconciliation of the net decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500 (in thousands):

December 31, 2014
Net decrease in net assets available for benefits per the financial statements	$(33,750)
Add: Change in the adjustment from contract value to fair value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	72
Net loss per the Form 5500	$(33,678)

ENGILITY MASTER SAVINGS PLAN
EIN # 95-2588754 PLAN # 031
FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value (in thousands)
**Fidelity Retirement Government Money Market Fund	Mutual Fund	***	$5,047
BlackRock High Yield Bond Portfolio. - BlackRock Shares	Mutual Fund	***	14,418
Dodge & Cox Income Fund	Mutual Fund	***	32,387
Dodge & Cox Stock Fund	Mutual Fund	***	54,777
**Fidelity Balanced Fund - Class K	Mutual Fund	***	16,555
**Fidelity Blue Chip Growth - Class K	Mutual Fund	***	77,580
**Fidelity Diversified International Fund - Class K	Mutual Fund	***	34,422
**Fidelity Freedom K Income Fund	Mutual Fund	***	2,263
**Fidelity Freedom K 2005 Fund	Mutual Fund	***	2,208
**Fidelity Freedom K 2010 Fund	Mutual Fund	***	14,791
**Fidelity Freedom K 2015 Fund	Mutual Fund	***	15,451
**Fidelity Freedom K 2020 Fund	Mutual Fund	***	40,197
**Fidelity Freedom K 2025 Fund	Mutual Fund	***	33,355
**Fidelity Freedom K 2030 Fund	Mutual Fund	***	40,265
**Fidelity Freedom K 2035 Fund	Mutual Fund	***	15,136
**Fidelity Freedom K 2040 Fund	Mutual Fund	***	16,427
**Fidelity Freedom K 2045 Fund	Mutual Fund	***	12,404
**Fidelity Freedom K 2050 Fund	Mutual Fund	***	10,959
**Fidelity Freedom K 2055 Fund	Mutual Fund	***	508
JP Morgan Mid Cap Value	Mutual Fund	***	4,016
ABF Small Cap Value	Mutual Fund	***	3,482
**Fidelity Ginnie Mae Fund	Mutual Fund	***	9,150
**Fidelity Spartan 500 Index Institutional Class	Mutual Fund	***	43,899
T. Rowe Price Blue Chip Growth	Mutual Fund	***	31,625
T. Rowe Price Small-Cap Stock Fund	Mutual Fund	***	41,588
Vanguard Inflation - Protected Securities Fund - Investor Shares	Mutual Fund	***	3,299
**Fidelity Spartan Global US Index	Mutual Fund	***	2,235
**Fidelity Spartan Mid Cap Index INS	Mutual Fund	***	23,674
**Fidelity Spartan Small Cap Index	Mutual Fund	***	2,176
**Engility Stock Fund	Common Stock	***	17,009
**Fidelity Managed Income Portfolio II - Class 1[1]	Common/Collective Trust Fund	***	9,909
**Fidelity Managed Income Portfolio II - Class 2[2]	Common/Collective Trust Fund	***	67,674
**Participant Loans*	Participant Loans	***	7,003
			$705,889

*	Consists of participant loans with interest rates ranging from 4.25% to 9.25%, maturing through 2044.
**	Party-in-interest
***	Cost information is not required for participant-directed investments and, therefore, is not included.
[1]	The contract value of the common/collective trust fund was $9.8 million as of December 31, 2014.
[2]	The contract value of the common/collective trust fund was $66.7 million as of December 31, 2014.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Engility Master Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENGILITY MASTER SAVINGS PLAN
(Name of Plan)

By:	/s/ Thomas O. Miiller
Name:	Thomas O. Miiller
Title:	Member of the Engility Corporation Benefit Plan Committee
Date: June 29, 2015

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm